UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kinnate Biopharma Inc.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

49705R 10 5

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49705R 10 5

1.	Names of Reporting Persons Nextech V Oncology S.C.S., SICAV-SIF

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 49705R 10 5

1.	Names of Reporting Persons Nextech V GP S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 49705R 10 5

1.	Names of Reporting Persons Thomas Lips

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 49705R 10 5

1.	Names of Reporting Persons Dalia Bleyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Lithuania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 49705R 10 5

1.	Names of Reporting Persons Ian Charoub

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Palestine

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”) of Kinnate Biopharma Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer: Kinnate Biopharma Inc.
(b)	Address of Issuer’s Principal Executive Offices: 103 Montgomery Street, Suite 150 The Presidio of San Francisco San Francisco, CA 94129

Item 2.
(a)	Name of Reporting Persons Filing: Nextech V Oncology S.C.S., SICAV-SIF (“Nextech V LP”) Nextech V GP S.à r.l. (“Nextech V GP”) Thomas Lips (“Lips ”) Dalia Bleyer (“Bleyer”) Ian Charoub (“Charoub”)
(b)	Address of Principal Business Office or, if none, Residence: 8 rue Lou Hemmer L-1748 Luxembourg-Findel Grand-Duché de Luxembourg

(c)	Citizenship

Name	Citizenship or Place of Organization
Nextech V LP-	Luxembourg
Nextech V GP-	Luxembourg
Lips	Switzerland
Bleyer	Lithuania
Charoub	Palestine

	(d)	Title of Class of Securities: Common stock, $0.0001 par value
	(e)	CUSIP Number: 49705R 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Nextech V LP	0	0	0	0	0	0	0.0%
Nextech V GP	0	0	0	0	0	0	0.0%
Lips	0	0	0	0	0	0	0.0%
Bleyer	0	0	0	0	0	0	0.0%
Charoub	0	0	0	0	0	0	0.0%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Nextech V Oncology S.C.S., SICAV-SIF

By:	Nextech V GP S.à r.l.
its	General Partner

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

Nextech V GP S.à r.l.

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Thomas Lips
Thomas Lips, Managing Member

/s/ Dalia Bleyer
Dalia Bleyer

/s/ Thomas Lips
Thomas Lips

/s/ Ian Charoub
Ian Charoub